HQTS: P: (609) 716-4000 • F: (609) 716-0706
195 Clarksville Road • Princeton Jct., NJ 08550
www.mistrasgroup.com
Via EDGAR, Overnight Courier and Facsimile
February 24, 2011
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Jay Ingram, Legal Branch Chief
Erin K. Jaskot, Staff Attorney

Re:	Mistras Group, Inc.

Form 10-K for the Fiscal Year Ended May 31, 2010
Filed August 17, 2010

Definitive Proxy Statement on Schedule 14A
Filed September 16, 2010
Ladies and Gentlemen:
Mistras Group, Inc. (“Mistras” or the “Company”) is submitting this letter in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated February 18, 2011 (the “February 18 Comment Letter”) relating to the reports referenced above. The February 18 Comment Letter pertains to Company’s letter dated February 11, 2011, in which the Company responded to the Staff’s comment letter to the Company dated January 28, 2011. Please find our responses to the February 18 Comment Letter below. For your convenience, each of the comments in the February 18 Comment Letter is included immediately preceding our response to the comment, and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the February 18 Comment Letter.
Form 10-K for the Fiscal Year Ended May 31, 2010
Staff Comment #1:
Business, page 3
General
1.	We note your response to comment two in our letter dated January 28, 2011. Please confirm that you will provide disclosure regarding the extent to which the business of your segments is seasonal in your Business section in future filings. We note that the revised disclosure you have included in your response is included within the Risk Factors. See Item 101(c)(v) of Regulation S-K.
Response to Comment #1:
The Company respectfully acknowledges the Staff’s comment. The Company confirms that it will provide disclosure regarding the seasonality of its segments in the Business section of future filings as required by Item 101(c)(v) of Regulation S-K.

Securities and Exchange Commission
February 24, 2011	Page 2
Definitive Proxy Statement on Schedule 14A
Staff Comment #2:
Compensation Discussion and Analysis, page 16
Annual Cash Incentives, page 17
2.	We note your response to Comment 15 in our letter dated January 28, 2011, however, given your disclosure on page 17 stating that each executive officer has the potential to earn cash incentives based upon a percentage of his or her base salary, and the cash incentives were principally based upon a pre-determined performance targets for revenue and adjusted EBITDA, we are not able to concur with your view that you did not have an incentive plan as that term is defined in Item 402(a)(6)(iii) of Regulation S-K. We recognize that because you did not meet targets, the bonuses ultimately paid to your named executive officers were discretionary. However, despite the fact that the applicable performance targets were not met, Item 402(d)(2)(iii) requires that the potential payments that could have been made pursuant under your annual cash incentive plan be disclosed in the Grants of Plan-Based Awards table. Please confirm that in your future filings, you will provide the requisite disclosure in the Grants of Plan-Based Awards table for any such incentive plan, or advise us as to why you believe such disclosure was not required.
Response to Comment #2:
The Company respectfully acknowledges the Staff’s comment. The Company confirms that in future filings, it will make the requisite disclosure in the Grants of Plan-Based Award table for its incentive plans. Please note that the Company’s Compensation Committee recently adopted incentive compensation plans, as disclosed in the Current Report on Form 8-K filed February 14, 2011.
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please do not hesitate to call the undersigned at (609) 716-4128.

Very truly yours, Mistras Group, Inc.
/s/ Michael C. Keefe
Michael C. Keefe
Executive Vice President, General Counsel and Secretary